UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File No. 001-40302

PAYSAFE LIMITED

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Results of Operations

On May 13, 2026, Paysafe Limited issued a press release announcing its financial condition and results of operations for the quarter ended March 31, 2026. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Resignation of Director; Appointment of New Director

This report on Form 6-K (the “Report”) contains information on changes to the Board of Directors (the "Board") of the Company. Mr. Eli Nagler resigned from his position as a member of the Board effective as of May 8, 2026. Mr. Nagler's resignation is not the result of any disagreement between the Company and him on any matter relating to the Company’s operations, policies or practices.

Effective May 8, 2026, the Board, upon the recommendation of the Nominating and Corporate Governance Committee, appointed Mr. Ignacio Caride to fill the newly vacated directorship.

The information contained in this report and the exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Paysafe Limited under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits

Exhibits

Exhibit	Description

99.1	Press Release, dated May 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 13, 2026	PAYSAFE LIMITED

	By:	/s/ John Crawford
	Name:	John Crawford
	Title:	Chief Financial Officer